

January 9, 2012

Via E-mail
Warren Hosseinion, MD, Chief Executive Officer
Apollo Medical Holdings, Inc.
450 North Brand Blvd., Suite 600
Glendale, California 91203

> **Re:** **Apollo Medical Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **January 31, 2011**
> **Filed May 16, 2011**
> **File No. 000-25809**

Dear Dr. Hosseinion:

We have reviewed your November 30, 2011 supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

November 30, 2011 Supplemental Response

Consolidated Balance Sheets, page F-3

1. We note in your response to comment 15 of our letter dated August 23, 2011 that you will amend your filings to report the net loss attributable to the parent and non-controlling interest on the face of the financial statements; and in your response to comment 10 of our letter dated November 2, 2011 that the nature of the non-controlling interest is through management agreement with AMH. Please advise us of the following:

    a. Further describe to us the nature of the non-controlling interests, including the non-controlling rights and the effect of the non-controlling rights on consolidation;

    b. Tell us the accounting guidance that you follow to account for the non-controlling interests; and

      c.   Provide us with your proposed disclosures and revisions to your annual and interim financial statements, and explain to us how you arrived at the revised amounts.

Notes to Consolidated Financial Statements, page F-7

2. Summary of Significant Accounting Policies, page F-7

Basis of Consolidation, page F-7

2.   We note in your response to comment 11 of our letter dated November 2, 2011 that you have determined that the professional medical corporation is a variable interest entity ("VIE"), and that you are the primary beneficiary because you have control over the operations of these VIE's. We further note in your response to comment 12 of our letter dated November 2, 2011 that you consolidate AMH under the consolidation of entities controlled by contract guidance in ASC 810-10-15-18 through 15-22. Please advise us of the following:

      a.   Identify each professional medical corporation that you have determined to be a VIE, in which you are the primary beneficiary and you consolidate.

      b.   Tell us how you considered the guidance in ASC 810-10-05-14, ASC 810-10-15-19 and ASC 810-10-15-3 in your conclusion to account for VIE's under the consolidation of entities controlled by contract guidance.

14. Stockholder's Equity, page F-12

Warrants outstanding, page F-13

3.   We note your response to comment 15 of our letter dated November 2, 2011. Please confirm our understanding that the exercise price of the warrants was adjusted after July 31, 2011 and, if so, tell us the fair value of the warrants as of October 31, 2011. To the extent that you continue to believe that the warrants should be classified as stockholders' equity, explain to us the basis for conclusion based on the guidance in ASC 815-40-15-5 through 15-8.

Form 10-Q for the Fiscal Quarter Ended July 31, 2011

Notes to Unaudited Consolidated Financial Statements, page 6

2. Summary of Significant Accounting Policies, page 6

Basis of Presentation page 6

4.   We note your disclosure that commencing with your third quarter on August 1, 2008, and concurrent with the execution of the Management Services Agreement, the statements

reflect the consolidation of AMM, AMH and AHI, in accordance with EITF 97-2,
Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician
Management Entities and Certain Other Entities with Contractual Management
Agreements. Please confirm our understanding that AMM and AHI are wholly-owned
subsidiaries of Apollo Medical Holdings, Inc. and, if so, revise to clearly describe your
basis for consolidation of AMM and AHI. In this regard, it appears that you would not
consolidate these two entities under the entities controlled by contract guidance in ASC
810-10-15-18 through 15-22 as you currently disclose in your filing.

5.   We note in your response to comment 13 of our letter dated November 2, 2011 that you
        do not currently have a management agreement with AMA, as this Company has no
        operations and is inactive. Please revise to clearly disclose this information in your
        footnotes.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you
have questions regarding comments on the financial statements and related matters. Please
contact Erin Wilson at (202) 551-6047 or me at (202) 551-3795 with any other questions.

                                                Sincerely,

                                                /s/ John Reynolds

                                                John Reynolds
                                                Assistant Director